# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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# Form 8-K
# Current Report

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**Pursuant to Section 13 or 15(d)**
**of the Securities Exchange Act of 1934**

**July 17, 2003**

Date of Report (Date of earliest event reported)

# First Financial Holdings, Inc.

(Exact name of registrant as specified in charter)

| Delaware | 0-17122 | 57-0866076 |
|---|---|---|
| State or other jurisdiction of incorporation | Commission File Number | I.R.S. Employer I.D. number |

| 34 Broad Street, Charleston, South Carolina | 29401 |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

(843) 529-5933

Registrant's telephone number (including area code)

Item 9. <u>Regulation FD Disclosure. This information is being provided pursuant to Item 12.</u>

On April 17, 2003 First Financial Holdings, Inc. announced the results for the third quarter ended June 30, 2003.

For more information regarding this matter, see the press release attached hereto as Exhibit 99.1.

**Exhibit Index.**

Exhibit (99.1). Press release dated April 17, 2003.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


FIRST FINANCIAL HOLDINGS, INC


/s/ Susan E. Baham
Susan E. Baham
Senior Vice President, Chief Financial Officer
and Principal Accounting Officer

Date: July 17, 2003

Exhibit 99.1

Press release dated July 17, 2003.

# FIRST FINANCIAL HOLDINGS, INC.

*34 Broad Street • Charleston, S.C. 29401*
*843-529-5933 • FAX: 843-529-5929*

## NEWS  NEWS  NEWS  NEWS

Contact:  Susan Baham
Senior Vice President
(843) 529-5601

**FIRST FINANCIAL HOLDINGS, INC.**
**REPORTS RESULTS FOR THIRD QUARTER**

Charleston, South Carolina (July 17, 2003) – First Financial Holdings, Inc. (NASDAQ: FFCH) today announced net income of $6.5 million for the third quarter of fiscal 2003, or $.50 per diluted share. Net income and diluted earnings per share were $7.1 million and $.51 during the comparable quarter in fiscal 2002. Net income was $20.4 million and $21.4 million for the first nine months of fiscal 2003 and 2002, respectively, with diluted earnings per share of $1.54 for both periods. First Financial's net income in the third quarter of fiscal 2003 produced returns on average shareholders' equity of 16.04%. For the first nine months of fiscal 2003, returns on average shareholders' equity were 16.60%.

President and Chief Executive Officer A. Thomas Hood commented, "Results for the quarter and the first nine months of fiscal 2003 are commendable given this year's more difficult operating environment but have been under our expectations principally as a result of the effects of a prolonged period of very low interest rates. While remaining tremendously active in originating residential home loans, this activity has also generated substantially higher saleable loan production but slowed portfolio loan growth. Compared with levels one year ago, loans have declined $80.5 million, or 4.25%. While the Company has been setting records for originations of residential home loans, we continue to believe that it is prudent to sell current saleable loan production rather than assume long term interest rate risk. Expectations of a Federal Reserve rate cut in June resulted in the lowest mortgage interest rates in 45 years. As rates decline, prepayment speeds for existing loans accelerate. Recent valuations of our originated mortgage servicing portfolio under higher prepayment speeds resulted in an impairment charge of approximately $1.4 million during the third quarter. There was no valuation adjustment during the comparable quarter of fiscal 2002. Lower levels of market interest rates have also contributed to a reduction in our net interest margin on average earning assets from 3.82% during the quarter ended June 30, 2002 to 3.75% during the current quarter. Average earning assets during the most recent quarter of $2.1 billion reflected a $65.5 million decline, or 3.05%, from the comparable quarter ended June 30, 2002."

"Non-interest revenue growth is an essential element of our Company's strategic initiatives. For some time, the Company has targeted growth in other types of financial services operations, such as insurance operations, investment and trust services. Other income totaled $9.3 million during the third quarter of fiscal 2003, up 20.0% from the comparable quarter one year ago. Significant changes included record gains on sales of loans, which increased $2.0 million, higher commissions and other insurance agency income, which increased $1.1 million, and increased service charges and fees on deposit accounts, up $332 thousand. These increases totaling $3.4 million were partially offset by a decline of $1.7 million in loan servicing revenues, as a result principally of an impairment charge of $1.4 million on our mortgage servicing asset. During the quarter, the Company acquired the Woodruff Insurance Agency, based in Columbia, South Carolina. Comparable insurance agency revenues one year ago did not include the operations of Johnson Insurance Associates and its affiliate, Benefit Administrators, acquired in August 2002." Hood noted.

Hood continued, "We are very encouraged by trends in problem loans, which are defined as non-accrual loans, loans accruing but 90 days or more delinquent and renegotiated loans. At the end of June 2003, problem loans totaled $10.3 million, or .57% of net loans, declining from $11.5 million at the end of March 2003 and $17.0 million at the end of June 2002. Total problem assets, which include problem loans plus real estate and other property acquired, have also declined to the lowest level in two years, and now total $14.4 million, or .63% of assets."

As of June 30, 2003, total assets of First Financial were $2.3 billion and deposits were $1.5 billion. Loans receivable totaled $1.8 billion at June 30, 2003 and stockholders' equity totaled $162 million. Book value per common share increased to $12.84 at June 30, 2003 compared to $12.46 one year ago. During the quarter the Company completed it's previously announced 650,000 share repurchase program and announced on May 27, 2003 the initiation of another share repurchase program to acquire up to 650,000 shares of common stock. During the quarter ended June 30, 2003, a total of 150,500 shares of common stock were repurchased under these programs.

Hood concluded, "Recently the Company opened a new branch sales office in Little River, South Carolina. We are very pleased with the early indicators of activity at this new office and believe that it will greatly strengthen our banking presence in North Myrtle Beach. Additional sites are being reviewed for future expansion. We also have continued to dedicate substantial resources to a major project to convert our banking applications to the Jack Henry Silverlake System and expect to complete the conversion during the September quarter. We are optimistic about the future and we will continue to execute our plans in this challenging operating environment. We believe our markets will continue to perform well despite this period of slow national economic growth."

First Financial is the holding company of First Federal, which operates 45 offices located in the Charleston Metropolitan area, Horry, Georgetown, Florence and Beaufort counties in South Carolina and Brunswick County in coastal North Carolina. The Company also provides brokerage, trust and insurance services through First Southeast Investor Services, First Southeast Fiduciary and Trust Services and First Southeast Insurance Services. For additional information about First Financial, please visit our web site at *www.firstfinancialholdings.com.*

Certain matters in this news release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, including operating efficiencies, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. The Company's actual results, performance or achievements may differ materially from those suggested, expressed or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, general economic conditions nationally and in the State of South Carolina, interest rates, the South Carolina real estate market, competitive conditions between banks and non-bank financial services providers, regulatory changes and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended September 30, 2002.

# FIRST FINANCIAL HOLDINGS, INC.
## Unaudited Consolidated Financial Highlights
### (in thousands, except share data)

| | Three Months Ended | | | Nine Months Ended | |
|---|---|---|---|---|---|
| | 06/30/03 | 06/30/02 | 03/31/03 | 06/30/03 | 06/30/02 |
| **Statements of Income** | | | | | |
| Interest income | $ 32,998 | $ 37,750 | $ 33,834 | $ 102,750 | $ 116,883 |
| Interest expense | 13,431 | 17,189 | 14,144 | 43,108 | 54,840 |
| Net interest income | 19,567 | 20,561 | 19,690 | 59,642 | 62,043 |
| Provision for loan losses | (1,450) | (1,472) | (1,650) | (4,585) | (4,488) |
| Net interest income after provision | 18,117 | 19,089 | 18,040 | 55,057 | 57,555 |
| Other income | | | | | |
| Net gain on sale of loans | 2,749 | 728 | 2,550 | 7,311 | 2,719 |
| Net gain on sale of investments and mortgage-backed securities | 523 | 303 | 860 | 1,709 | 328 |
| Brokerage fees | 432 | 579 | 629 | 1,456 | 1,617 |
| Commissions on insurance | 3,085 | 2,193 | 3,885 | 9,354 | 7,189 |
| Other agency income | 256 | | 257 | 765 | |
| Service charges and fees on deposit accounts | 2,680 | 2,348 | 2,506 | 7,863 | 6,908 |
| Loan servicing fees | (1,303) | 400 | (1,067) | (2,299) | 1,383 |
| Real estate operations (net) | (161) | (100) | (201) | (519) | (417) |
| Other | 1,019 | 1,287 | 1,069 | 3,333 | 3,041 |
| Total other income | 9,280 | 7,738 | 10,488 | 28,973 | 22,768 |
| Other expenses | | | | | |
| Salaries and employee benefits | 10,770 | 9,665 | 10,891 | 32,764 | 28,662 |
| Occupancy costs | 1,314 | 1,262 | 1,263 | 3,901 | 3,768 |
| Marketing | 549 | 487 | 386 | 1,349 | 1,297 |
| Depreciation, amort., etc. | 1,276 | 1,336 | 1,329 | 3,981 | 3,820 |
| FDIC insurance premiums | 62 | 68 | 64 | 188 | 203 |
| Other | 3,327 | 2,945 | 3,398 | 10,118 | 9,320 |
| Total other expenses | 17,298 | 15,763 | 17,331 | 52,301 | 47,070 |
| Income before income taxes | 10,099 | 11,064 | 11,197 | 31,729 | 33,253 |
| Provision for income taxes | 3,614 | 3,987 | 4,028 | 11,367 | 11,864 |
| Net income | 6,485 | 7,077 | 7,169 | 20,362 | 21,389 |
| Earnings per common share: | | | | | |
| Basic | 0.51 | 0.53 | 0.55 | 1.58 | 1.60 |
| Diluted | 0.50 | 0.51 | 0.54 | 1.54 | 1.54 |
| Average shares outstanding | 12,636 | 13,395 | 12,931 | 12,909 | 13,395 |
| Average diluted shares outstanding | 12,983 | 13,878 | 13,249 | 13,246 | 13,855 |
| Ratios: | | | | | |
| Return on average equity | 16.04% | 17.10% | 17.57% | 16.60% | 17.59% |
| Return on average assets | 1.16% | 1.24% | 1.29% | 1.21% | 1.24% |
| Net interest margin | 3.75% | 3.82% | 3.80% | 3.80% | 3.81% |
| Operating expense/average assets | 3.09% | 2.77% | 3.12% | 3.11% | 2.73% |
| Efficiency ratio | 60.73% | 57.60% | 58.71% | 59.83% | 57.28% |
| Net charge-offs/average net loans, annualized | 0.39% | 0.33% | 0.40% | 0.38% | 0.30% |

- more -

| | 06/30/03 | 06/30/02 | 03/31/03 |
|---|---|---|---|
| **Statements of Financial Condition** | | | |
| **Assets** | | | |
| Cash and cash equivalents | $ 95,339 | $ 96,668 | $ 84,058 |
| Investments | 42,648 | 42,595 | 38,741 |
| Loans receivable | 1,811,647 | 1,892,105 | 1,830,061 |
| Mortgage-backed securities | 232,356 | 156,236 | 175,663 |
| Office properties, net | 36,387 | 32,896 | 35,217 |
| Real estate owned | 4,074 | 3,922 | 3,539 |
| Other assets | 46,594 | 38,940 | 46,826 |
| Total Assets | 2,269,045 | 2,263,362 | 2,214,105 |
| **Liabilities** | | | |
| Deposits | 1,462,924 | 1,411,895 | 1,446,417 |
| Advances from FHLB | 569,000 | 615,000 | 538,000 |
| Other borrowings | 26,770 | 23,750 | 26,805 |
| Other liabilities | 48,392 | 46,489 | 41,446 |
| Total Liabilities | 2,107,086 | 2,097,134 | 2,052,668 |
| **Stockholders' equity** | | | |
| Stockholders' equity | 212,125 | 191,205 | 207,335 |
| Treasury stock | (51,447) | (27,636) | (47,320) |
| Accumulated other comprehensive income | 1,281 | 2,659 | 1,422 |
| Total stockholders' equity | 161,959 | 166,228 | 161,437 |
| Total liabilities and stockholders' equity | 2,269,045 | 2,263,362 | 2,214,105 |
| Stockholders' equity/assets | 7.14% | 7.34% | 7.29% |
| Common shares outstanding | 12,611 | 13,338 | 12,723 |
| Book value per share | $ 12.84 | $ 12.46 | $ 12.69 |

| | 06/30/03 | 06/30/02 | 03/31/03 |
|---|---|---|---|
| **Credit quality-quarterly results** | | | |
| Total reserves for loan losses | $ 15,130 | $ 16,179 | $ 15,457 |
| Loan loss reserves/net loans | 0.84% | 0.86% | 0.84% |
| Reserves/non-performing loans | 146.41% | 95.32% | 134.08% |
| Provision for losses | $ 1,450 | $ 1,472 | $ 1,650 |
| Net loan charge-offs | $ 1,777 | $ 1,583 | $ 1,852 |
| | | | |
| **Problem assets** | | | |
| Non-accrual loans | $ 10,006 | $ 14,259 | $ 11,206 |
| Accruing loans 90 days or more past due | 31 | 39 | 22 |
| Renegotiated loans | 297 | 2,675 | 300 |
| REO thru foreclosure | 4,074 | 3,922 | 3,539 |
| Total | $ 14,408 | $ 20,895 | $ 15,067 |
| As a percent of total assets | 0.63% | 0.92% | 0.68% |